Michelle L. Basil Direct Line: (617) 439-2759 Fax: (617) 310-9759 E-mail: mbasil@nutter.com

June 20, 2012

106037-4

By Electronic Mail and Edgar

Joseph McCann

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4628

Re:	Cambridge Heart, Inc.
Registration Statement on Form S-1
Filed April 13, 2012
File No. 333-180719

Dear Mr. McCann:

At the request of the staff of the Securities and Exchange Commission (the “SEC”), we are supplementing the response of Cambridge Heart, Inc., a Delaware corporation (the “Company”), to comment 2 set forth in the staff’s prior comment letter dated May 24, 2012 relating to the Company’s Registration Statement on Form S-1 filed with the SEC on April 13, 2012 (the “Registration Statement”). Capitalized terms used and not otherwise defined herein have the meanings for such terms set forth in the Registration Statement.

As discussed in our previous letter to you dated June 5, 2012, if the Company fails to register the Registrable Shares for resale within the specified period of time or fails to keep a registration statement for the Registrable Shares effective for the specified time period (a “Non-Registration Event”), then the Company will be obligated to pay to the holder of Registrable Shares, as liquidated damages, an amount equal to one-half of one percent (.5%) for each thirty (30) days (or such lesser pro-rata amount for any period of less than thirty (30) days) of the principal amount of the outstanding Notes and purchase price of shares issued upon conversion of Notes and exercise of Warrants held by the selling stockholders which are subject to such Non-Registration Event with a maximum aggregate amount of liquidated damages not to exceed 5% of the sum of the Note principal plus aggregate actual Warrant exercise prices. Consequently, the maximum amount of liquidated damages that the Company could be required to pay, assuming that the Non-Registration Event continues for more than ten months, that at such time the principal amount of Notes outstanding is $3,490,000 and that all Warrants have been exercised for a purchase price of $0.15 per share, is $412,454.

Nutter McClennen & Fish LLP  ¡  Attorneys at Law

Seaport West  ¡  155 Seaport  Blvd.  ¡  Boston, MA 02210-2604  ¡  617-439-2000  ¡  Fax: 617-310-9000  ¡  www.nutter.com

June 20, 2012 Page 2

Please do not hesitate to contact me at (617) 439-2477 with any questions or additional comments that you may have. Your assistance is appreciated.

Very truly yours,

/s/ Michelle L. Basil

Michelle L. Basil

cc:	Ali Haghighi-Mood
Roderick de Greef
Vincenzo LiCausi